OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Sentigraph Inc

1622 Park St
Rahway, NJ 07065

https://www.sentigraph.io



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares* of Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	Sentigraph, Inc
Corporate Address	1622 Park Street, Rahway, NJ 07065
Description of Business	Enabling decisions that are powered by actionable insights.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$1.00 / Share
Minimum Investment Amount (per investor)	$200

Perks*

- **Invest $1,000+** - You will be offered a free invitation to a demonstration of the MVP when it launches.

- **Invest $5,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Partner and entitled to a 2% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.

- **Invest $25,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Fellow and entitled to a 5% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Sentigraph, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1 / share, you will receive 20 bonus shares, meaning you'll own 220 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Sentigraph Inc. is creating a digital platform that provides actionable insights to its users and enables them to make informed decisions. A typical user may be a trader who wants to know if it is the right time to buy or sell a particular stock, any company that wants to know how their customers feel about their products and services, an electoral commission wishing to monitor the sentiments of voters in an election, a college department seeking to correlate class grades with the emotions of students, and many more. The platform is able to achieve this by generating the Graph Index (GI), a single value that denotes the sentiment of all users' reactions to a given initiative such as tweets to a hashtag, historical chat data related to a company's products and services or even investors' analytical comments about stock prices. All user transactions with the platform will be recorded on the blockchain.

The Sentigraph Index API, which is the core piece of the platform has been successfully prototyped. We believe this proves that the Sentigraph Index is fully functional and can be leveraged by our potential partners and customers. The MVP will be the Sentigraph Hashtag Reports (SHR), which has been technically specified and wire-framed.

The blockchain offers quite a number of merits over traditional databases in the areas of immutability, lower costs, transparency, accountability, and security and many more. The Sentigraph platform will thus inherit these merits by virtue of being an Ethereum Smart Contract (a decentralized piece of code in Ethereum).

A suitable use case is analyzing the sentiment value of all tweets associated with a particular hashtag using the GI in a process called *Hashtag Mining*. The GI is an index that signifies the strength or pulse of the users' reactions (subscribers) in a given network, which also invariably determines the sustainability of that event or initiative. The GI informs the organization or individual about the viability or health of their events (represented by a hashtag). The platform can analyze equity markets, various review systems, social media, politics, healthcare, and national security via related twitter hashtags.

For a more detailed insight about the GI, see this Medium article: https://medium.com/sentigraph-io/responses-to-popular-graph-index-related-questions-ad1ba3c1d5aa.

Sales & Customer Base

The Sentigraph platform will host a few offerings, which represent implementations of some of the aforementioned use cases. The first 2 revenue generating services are:

- *Selling the GI API (GI Miner API): Users will be required to purchase one of the plans (monthly subscription or pay as you go) to obtain the GI that corresponds to their data, which in turn, provides useful and valuable insights to the users that would enable them strategize better*
- *Hashtag Mining: Users are incentivized to mine the GI of Twitter hashtags in a bid to obtain the "best" hashtag (hashtag with the best Graph Index, which usually represents the best available initiative). The platform charges a 2% commission per the user's mining cost.*

Sentigraph initial market research (physical word-of-mouth interviews) indicate that our potential customer base is going to span various market segments. A few potential customers to mention are:

- *News media companies like BBC, CNN, ABC, Al Jazeera, CNBC, Fox News, EuroNews*
- *Sports media like ESPN, TSN, FS1*
- *Equity market news sites like MarketWatch, Yahoo Finance*
- *Trading platforms where the GI can be used as a technical indicator*
- *Sports betting platforms*
- *Political systems (elections) - DNC, RNC*
- *Crime prediction platforms and many more*

Thus, it is safe to anticipate a healthy and very active customer base with a positive exponential growth and revenue to the platform.

Competition

The services of Sentigraph Inc are very unique, state-of-the art and niche. This implies that this early stage company has a large room for improved research, and continued growth. However, Endor and Daneel have been spotted to be offering a slightly similar service to one of Sentigraph's use cases. Endor, a pre-revenue and early stage startup, claims to be the Google search for Artificial Intelligence predictions.
Daneel provides real-time market analysis, quantification, and improvement of reliability of financial information.

Competitive Advantage

- _Product/Service:_ Endor and Daneel have only offered white papers with no proofs-of-concept whereas Sentigraph Inc has published a functional prototype of the GI miner. We believe this validates the other dependent use cases of the platform. This also proves that we edge our competition in product completion and would most likely be the first to market.
- _Wider range of service_: Sentigraph platform spans various use cases such as healthcare, national security, sports betting, educational systems, political systems, equity markets and trading platforms. Unlike the others, Sentigraph is not a one use case shop!
- _Graph Index Integration_: Sentigraph introduces the Graph Index, and index that depicts the sentiment score or strength of the participants, subscribers, customers to a given initiative or event (which could also be represented by a twitter hashtag). It is anticipated that the Graph Index will be one of the most relied upon "tools" for valuable insights to various large corporations.
- _Business Model_: Businesses pay to use the GI Miner API. In addition, the Hashtag Mining application incentivizes miners to seek the "best" hashtags (hashtags with the best emotional ratings) while the platform charges a 2% commission. This is a situation where the platform self-generates revenue by virtue of its use.
- _Connection to Twitter_: Sentigraph is, to our knowledge, the only one connected to Twitter. Undoubtedly, Twitter has millions of real-time events and data that can be analyzed.

Liabilities and Litigation

The company has an outstanding debt of $201,020 self-funded by the Founder & CEO of Sentigraph Inc., which was used to pay for various services and setup costs. This debt has no interest rates nor maturity dates.

The team

Officers and directors

| Tochi Eke-Okoro | Founder, Chief Executive Officer and Director |

Tochi Eke-Okoro

Tochi has been a software engineer for over a decade and has implemented various initiatives with United Bank for Africa (UBA), Capital One Financial, Buddy Media Inc., Buddy Media Inc (acquired by Salesforce), Viacom/MTV, and IBM where he worked from 2015 to 2018 before starting and working full time on Sentigraph Inc since inception in 2018 to present. While at IBM, Tochi was the User Interface Team Lead for the Unified Messaging Squad, where he implemented features that scaled product sales. He also received an achievement award by IBM's CEO, Ginni Rometty, for his innovation around Emotional Chatbots in Dec, 2017. Tochi Left IBM in June, 2018 to focus more on Sentigraph Inc., where he wants to leverage his skills in software engineering and problem solving to solving organizational issues related to customer reactions and behavior. Tochi developed the algorithm behind the Sentigraph Index (SGI), an index that the entire Sentigraph platform will rely on. He is also researching further use cases of the SGI and how it can be productive to our society at large. Tochi has a Bachelors Degree with Honors in Mathematics and Computer Science from the University of Port Harcourt, Nigeria. He is currently an MBA Candidate at the Prestigious Imperial College, London which completes in May, 2019. He is married to his lovely wife and they have three cute boys and they live in New Jersey, USA.

Number of Employees: 8

Related party transactions

The company has an outstanding debt of $201,020 self-funded by the Founder & CEO of Sentigraph Inc., which was used to pay for various services and setup costs. This debt has no interest rates nor maturity dates.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable.** One of the Company's most valuable assets is its intellectual property. We are in custody of the algorithm to calculate the Graph Index which is the main ingredient for estimating sentimental value of data. We are in the process of filing 2 patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our algorithms, on-going research, and potential patents and that much of the Company's current value depends on the strength of these potential patents, anticipated partnerships/ventures, and societal impact. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to Sentiment analysis, Prediction algorithms, Artificial Intelligence, Healthcare research and Big Data.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.

Furthermore, the purchase of any of the [type of stock/membership interest(unit)]/[unsecured or convertible promissory note] should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **We may not have enough capital as needed and may be required to raise more capital.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Any valuation at this stage is difficult to assess.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Blockchain is a nascent and rapidly changing technology.** The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: continued worldwide growth in the adoption and use of blockchain networks and assets; the maintenance and development of the open source software protocol of blockchain networks; changes in consumer demographics and public tastes and preferences; the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; the general economic environment and conditions relating to blockchain networks and assets. Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time. The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions.
- **The application of distributed ledger technology is novel.** Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tochi Eke-Okoro, 80.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,500,000

  The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 1,500,000 shares currently outstanding.

  ### Voting Rights

  The holders of shares of the Company's common stock, $0.0000001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stocks, preferred shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have successfully launched the Sentigraph Platform MVP, which we do not anticipate occurring until March 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. This anticipation assumes we are able to raise $107, 000.

This amount is enough to fund the development of the Sentigraph Hashtag Reports Sub Platform, which should take about 3 months to launch. We can sustain the business by adopting a lean approach, with equity compensations vetted over some period of time. We also plan to outsource majority of the development to experienced blockchain development firms.

Financial Milestones

The company is investing for continued growth of the brand and the global usefulness of our product, and is generating sizable net income losses as a result. Management currently forecasts 2020, 2021, and 2022 revenue of $1 million, $ 2 million and $5 million, respectively, and believes the company will generate positive net income beginning in 2020. This is an annual growth rate of 100%, which we have stipulated based on the revenues from the use of our products and services. For the forecasted periods of of 2020, 2021, and 2022 we anticipate our total expenses to be $250,000, $400,000 and $1 million, respectively.

This implies the expenses for each year increases slower than the revenue for the same year. The expenses forecast for the three mentioned years is based on our anticipated operations for those years, which include wages, Patents, R&D costs, loan repayments, platform development, marketing, advertising and publications.

A single use of the Sentigraph Index API, will generate a margin of $0.07 to $0.10, and we anticipate that after the launch of our product, that there would be a geometric growth of our customers due to the engagement strategies we would have in place such as incentives for loyal customers.

By 2020 we anticipate the following:

1. Managing up to 300,000 players (independent users, reporters, validators, daily traders in the Reports Marketplace) in our ecosystem. Their interactions with our platform induce usage costs and generate revenue. Usage costs are borne when a user queries the API for SGI data, purchasing access to reports, predicting outcomes in financial markets based on SGI trends etc.
2. Signing up to 200 corporate partners who would benefit and gain insights from purchased reports and knowledge graph.

3. Deployed or Established over 200 integrations with other major platforms such as Investment applications and trading platforms, Insurance applications, Educational systems (Colleges, Schools), various News and Social Media platforms. These integrations require that the clients adopt suitable subscription plans.
4. Establishment of the Sentigraph University, which will offer SGI, ML and AI related certifications to youths, as well as experienced engineering professionals.

By 2021 and 2022, we hope to scale the aforementioned services, improve those services based on learning from customer feedback, and also implement more services, ensuring a global adoption of our products and services.

Future financing events that would impact growth:

We seek continued infusion of new capital to continue business operations until we are able to see some net profit, which we anticipate. A major financial milestone would be the meeting our target of $107,000 in this round and proceeding to a future raise of capital via the Reg D offering.

Milestones that may impact growth:

API Beta Launch: The launch of the Sentigraph Index API by the end of this quarter (Q4 - 2018)
Licensing benchmark: Obtaining the necessary licenses for the Emotion Volatility Prediction (EVP) and Hashtag Miner betting games (Q1 - 2019)
MVP Launch: The launch of the Sentigraph Hashtag Reports Sub Ecosystem including the Reports Marketplace by Q2 - 2019
Super Launch: Launching the Hashtag Miner game in Q3 - 2019 and launching the EVP in Q4 - 2019

Outreach: Setting up Sentigraph University, and establishing partnerships, ventures, seminars by Q4 - 2019

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The capital will be used immediately to fund operations that lead to revenue generation such as the API and application development. Our strategy is to focus first on creating our MVP, which also relies on the Sentigraph Index API. The MVP is the Sentigraph Hashtag Reports, which will be generate revenue on use as well as the API. Next is to proceed with the development of the other applications in the Sentigraph Ecosystem such as the EVP and Hashtag Miner, which also will attract large amounts of users. After accomplishing these performance benchmarks, we may seek additional funding via future financing events to fund our outreach programs, global seminars, marketing, publications, scale our team, and to capture mutually beneficial corporate partners.

With a raise of $10,000, we would only be able to marginally fund the MVP, which will be completed at a 3x slower rate. However, we would not be able to advertise and market it. This implies slower adoption rates and incomes, as well as an extended timeline since we would not be able to complete our milestones by the dates stipulated in the roadmap. The company will very well be likely to proceed operations and would continue to seek for additional funds.

With a raise of $107, 000 we would able to launch MVP in record time, proceed with the development of other products in the ecosystem and advertise/market them to potential corporate partners and users. We would also be able to organize the necessary seminars, publish articles, and continue operations as usual. However, in order to scale our team, conduct further research and integrate with more organizations, we may need additional funds, which we hope to get through other crowdfunding activities such as the Reg D.

Indebtedness

The company has an outstanding debt of $201,020 self-funded by the Founder & CEO of Sentigraph Inc., which was used to pay for various services and setup costs. This debt has no interest rates nor maturity dates.

Recent offerings of securities

None

Valuation

$1,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Endor and Daneel, and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$5,000	$5,000
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$4,400	$95,580
Use of Net Proceeds:		

R& D & Production	$0	$2,000
Marketing	$0	$20,000
Working Capital	$3,400	$48,580
Loan repayment	$1,000	$25,000
Total Use of Net Proceeds	$4,400	$95,580

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part or all of the development costs to reach the Outreach Milestone, and some administration costs. Specifically, we intend to repay some of the loan, which had been used for setting up Sentigraph Inc, researching some Sentigraph Index Use Cases, Web development and design, infrastructure/cloud hosting fees and other operations. The proceeds will basically be used to actualize our milestones, which entail funding development costs for decentralized smart contracts and applications in the Sentigraph Ecosystem and obtaining the necessary licensing for operating them where needed.

Irregular Use of Proceeds

The company may allocate up to $25,000 raised from the offering for repaying loans made by the founder.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.sentigraph.io/annual-report or in the financials page in a section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Sentigraph Inc

[See attached]

I, Tochi Eke-Okoro, the President of Sentigraph, Inc., hereby certify that the financial statements of Sentigraph, Inc, and notes thereto from Inception (January 9, 2018) review to June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 17, 2018.

Tochi

———————————————

President, Sentigraph Inc.

July 17, 2018

SENTIGRAPH, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (JANUARY 9, 2018) TO JUNE 30, 2018

Sentigraph, Inc.
Index to Financial Statements
(unaudited)

SENTIGRAPH, INC.
BALANCE SHEETS
JUNE 30, 2018
(unaudited)

Assets		
Current Assets:		
Cash	$	-
Total Current Assets		-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		-
Liabilities and Equity		
Current Liabilities		
Short-term Loan		201,020
Total Current Liabilities		201,020
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common Stock		-
Retained Earnings		-
Net Income		(201,020)
Total Stockholders' Equity		(201,020)
Total Liabilities and Stockholders' Equity	$	-

SENTIGRAPH, INC.
STATEMENTS OF OPERATIONS
INCEPTION (JANUARY 9, 2018) TO JUNE 30, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start Up Costs		201,020
Total Operating Expenses		201,020
Net Income	$	(201,020)

SENTIGRAPH, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (JANUARY 9, 2018) TO JUNE 30, 2018
(unaudited)

	Common Stock		Subscription Receivable	Retained Earnings	Stockholders' Equity
	Shares	Amount			
January 18, 2018	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	1,500,000	$0.15	-	-	-
Net Income	-	-	-	(201,020)	(201,020)
June 20, 2018	-	$ -	$ -	$ -	$ -

6

SENTIGRAPH, INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (JANUARY 9, 2018) TO JUNE 30, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(201,020)
Net Cash Used in Operating Activities		(201,020)
Cash Flows From Financing Activities		
Short Term Loan		201,020
Net Cash Received from Financing Activities		201,020
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

NOTE 1 – NATURE OF OPERATIONS

Sentigraph Inc. was formed on January 9, 2018 ("Inception") in the State of Delaware. The financial statements of Sentigraph Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, DE.

Sentigraph Inc. will create a digital platform that provides actionable insights to its users and enables them to make informed decisions. A typical user may be a trader who wants to know if it is the right time to buy or sell a particular stock, any company that wants to know how their customers feel about their products and services, an electoral commission wishing to monitor the sentiments of voters in an election, a college department seeking to correlate class grades with the emotions of students, and many more. The platform is able to achieve this by generating the Sentigraph Index (SGI), a single value that denotes the sentiment of all users' reactions to a given initiative such as tweets to a hashtag, historical chat data related to a company's products or even investors' analytical comments about stock prices. All user transactions with the platform are recorded on the blockchain. SGI has a number of use cases for which it can be applied and we have decided to associate the MVP with the Sentigraph Hashtag Reports (SHR). This is a sub-platform that rewards interpreters and validators of hashtags' SGI trends. The Interpreters will analyze and prepare unique reports that are useful for brands, Validators will validate the reports and grade them, and our corporate partners and independent users of the platform can purchase access to them from the Reports Marketplace. The MVP has only been technically specified and not yet implemented. The SGI Miner API, which generates the SGI using the SGI algorithm (in the process of filing a patent) has been prototyped.

Besides the aforementioned applications, the platform will hold implementations of other use cases, which have been gamified such as the Hashtag Mining game - a sub-platform that incentivizes participants to mine or generate the "best" hashtags, Emotion Volatility Prediction - another sub-platform that incentivizes participants to bet on the SGI direction of hashtags, Equity/Securities Market Prediction games, Crime prediction games, and Political outcome probability games.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing

the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Sales of the SGI per use (per API call), and commissions from purchasing reports from the Reports Marketplace, and commissions from playing various games in the Sentigraph Ecosystem, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has a short-term debt of $201,020 from the founder, Tochi Eke-Okoro. The debt instrument bears no interest and is payable as soon as the company will start generating enough income to pay off the loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company founder and CEO, Tochi Eke-Okoro has made a $201,020 loan to the company at inception to cover start up costs. The short-term loan bears 0 percent interest and is payable as soon as the company generates enough income to pay off the loan.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our Common Stock (par value of $0.0000001) and the company has currently 1,500,000 shares issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company founder and CEO, Tochi Eke-Okoro has made a $201,020 loan to the company at inception to cover start up costs. The short-term loan bears 0 percent interest and is payable as soon as the company generates enough income to pay off the loan.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018 through July 17, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Sentigraph is pending **StartEngine Approval.**

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Raised of $10K - $107K goal

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Sentigraph

Decisions Powered by Actionable Insights

● Small OPO   🏠 Rahway, NJ   🏷 Technology   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Sentigraph

Decisions Powered by Actionable Insights

Invest in Sentigraph

Sentigraph will help empower people and companies to make better decisions through complex tone analysis that's aided by machine learning. We'll begin with Twitter hashtags, but we anticipate Sentigraph will also be available to perform nuanced analysis of complex emotional information as well.

That might sound complicated, but it's actually something that you already do. When you read something, your brain does complex tone analysis by taking text-based information and scanning it for content, context, and emotion.



Sentigraph plans to do the exact same thing, taking content and then scanning it for context and emotion. What makes Sentigraph so special is that it is capable of doing so on an incredibly large scale, providing rich insights.

Sentigraph will use its algorithm to score content on a scale of 0-3 (0 being best, 3 being worst) based on its emotional context. The algorithm measures and accounts for cues alluding to five key emotions: Joy, Fear, Anger, Sadness and Disgust.

Depending on that context, a score is produced for each piece of content. Sentigraph will then produce a visual aid representing the content's emotional appeal over time or at a particular moment. This is called the **Sentigraph Index.**

Powered by IBM Watson, Sentigraph will be able to create an immediate, worldwide emotional report about any subject. Though it will begin by first analyzing twitter hashtags because of their prevalence, the Sentigraph Index's possibilities are seemingly limitless, and we anticipate its use will be ubiquitous.

Development Stage

The Sentigraph Index API, which is the core piece of the platform has been successfully prototyped. We believe this proves that the Sentigraph Index is fully functional and can be leveraged by our potential partners and customers. The MVP will be the Sentigraph Hashtag Reports (SHR), which has been technically specified and wire-framed. The Sentigraph Index API will be centrally managed and be used on a subscription or pay per use basis by our corporate partners and independent users of our platform, to obtain the SGI for their private analysis. The SHR will be a decentralized application hosted on the Ethereum blockchain and any other blockchain we may consider in the future. Other use cases, when developed, could either be centralized or decentralized applications. The cryptographic tokens, EMOT, which will be used by the players in our ecosystem to query the API, and to be rewarded (Interpreters and validators are rewarded tokens), or to purchase reports from the Reports Marketplace in the SHR sub-ecosystem, have never been mined, traded or sold.

The Offering

Investment

$1/share of Common Stock | When you invest you are betting the company's future value will exceed $1.6M.

Perks*

- **Invest $1,000+** - You will be offered a free invitation to a demonstration of the MVP when it launches.
- **Invest $5,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Partner and entitled to a 2% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.
- **Invest $25,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Fellow and entitled to a 5% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.

**All perks occur after the offering is completed.*


These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Why the World Needs Sentigraph

There are numerous industries that rely on the collection of accurate information to make decisions. We anticipate that Sentigraph will have immediate effects on a couple of key industries as soon as it is launched.



For PR, marketing, and advertising, we believe Sentigraph presents a panacea. What if you never faced another PR gaffe because of a poorly thought out marketing initiative? What if you knew your ad would always land before you ever spent money placing it? What if you always knew how to respond to unhappy customers? Sentigraph would eliminate a whole slew of concerns across the industry, because people will be enabled to make more accurate predictions and better decisions.

We believe various brands can also benefit from insights provided by the Sentigraph Hashtag Reports. These are reports that would be curated by several reporters and then vetted by our validators in the Sentigraph Ecosystem, who are each subject matter experts. This would ensure that Sentigraph holds valid accurate data about brands, which can also be transferred to a knowledge graph.


Major Use Cases
1
Graph Index Mining
2
Emotional Volatility Prediction
3
Politics
4
Sports Betting
5
Smart Cities
6
Crime Prediction/ Prevention
7
Technical trading tool for crypto/stock traders alike
8
Online Gaming/ Straming
9
Reviews and polling systems
10
Equity Markets
11
Global and National Security
12
Medicine, Medical Research and Healthcare Systems

More Industries Sentigraph Can Affect

But Sentigraph is hardly limited to marketing and PR. It can also become a necessary mainstay for any kind of commodity or stock trader. Before money gets moved, people can ask to see the emotional context of any subject in the moment. This would give traders a new dimension of information from which to make their next move. With Sentigraph, we believe decisions can become smarter and outcomes less volatile.

Politics could drastically change because of Sentigraph, too. Long gone are the days of biased, confusing, or unnecessary polls. Service industries can also benefit. We plan to provide services to businesses with more accurate reviews and feedback.

We believe this is just the tip of the Sentigraph iceberg. In two years, we intend for it to be available through most websites and services. With it, we hope video games can rollout better updates, Twitch streamers can make better videos, and creators of all kinds learn to craft higher performing content. We believe healthcare, law enforcement, urban planning, and media will all come to use Sentigraph in the future.

About Sentigraph

The Sentigraph ecosystem will consist of the various **Sentigraph Index** use cases, which would be implemented as decentralized applications that leverage the blockchain. All the applications within the ecosystem rely on the extraction of the Sentigraph Index, which is issued by the **Sentigraph Index miner service.**

The miner service is centrally managed in order to allow for seamless integrations into various business partner platforms (for instance, a trading platform that needs the Sentigraph Index as an extra technical analytics tool for their customers). The Sentigraph platform also aims at connecting Sentigraph to future partners across industries. The powers of the platform can be added to nearly any existing website that can find a use for more information. As a service, we believe Sentigraph can become a mainstay of nearly every website, similar to Amazon Web Services.



One of the core decentralized applications will be the Sentigraph Hashtag Reports (SHR). This is a sub-ecosystem that incentivizes reporters and expert validators to prepare explanatory reports regarding the sentiment trends of popular brands through cryptographic token rewards. These validated reports become our assets and can be accessed by our partners.

The ecosystem will be for individuals to investigate or play games using tokens. People can use Sentigraph to ask their own questions about any subject. Qualitative emotional data can be useful for anyone at any level. But in addition to curiosity, Sentigraph's ecosystem will have a competitive side as well, and games will be made available at a future time.

Our Product (First Use Case)

Overview of the Sentigraph Hashtag Report (SHR)

Sentigraph Inc. will also derive its value from holding reports of a brand's public data obtained from twitter hashtags that have been thoroughly analyzed by the players in our ecosystem. This wealth of information will be desired by partnering corporations and just about any individual, who can purchase reports from the Reports Marketplace. The marketplace will hold these unique reports, which can hardly be obtained from any other data source.

Players in the SHR Sub-Ecosystem

Independent Users:

This is any user who uses the platform to mine hashtags for the sole purpose of obtaining its Sentigraph Index and an automated report. The user will use this insight for personal purposes, such as an input parameter to an external system or to analyze trades and signals. These users are able to purchase reports from the marketplace as well.

Interpreters:

Interpreters prepare reports from pre-mined hashtags. They explain the correlation between the Sentigraph Index trends and the activities or operations of the brands, which are represented by the hashtags, and stored in a decentralized cloud storage like Storj, which we have considered. In Storj, the file is first encrypted, broken up into pieces, and then distributed across Storj's network. Only the owners will have the keys to access the encrypted files, providing top-notch security and privacy. Monographers are rewarded with EMOT tokens whenever their report is accessed.

Validators:

These players are subject matter experts and ensure that all reports are vetted and approved. They grade reports and offer suggestions to the Interpreters on how to improve their reports. Validators are rewarded with EMOT tokens whenever a validated report is accessed.

Businesses and our Partners:

Purchase access to our wealth of information and Report Marketplace via subscription plans.

How Sentigraph Earns Revenue


Sentigraph
BUSINESS MODEL
The User can adopt any of the following plans:
PAY-AS-YOU-GO
(PAYG)
COMMISSION BASED MODEL WHEN USERS INTERACT WITH THE PLATFORM
MONTHLY SUSPCRIPTION
(PAYG)
SELLING OUR API

Use of the Sentigraph Index Miner API

Sentigraph Index queries are not free, and use of Sentigraph for individuals or companies will cost. Users willing to mine the Sentigraph Index for any data would have to purchase one of the available subscription plans.

Purchasing Hashtag Reports (Reports Marketplace)

The Sentigraph Hashtag Report (SHR) will be a unique application in the blockchain that fosters the curation of reports from sentiment trends of hashtags. The reports are interpreted analytics vetted by experts in the SHR sub-ecosystem that explain the trends.

The uniqueness of the SHR stems from the "touch" of human intelligence embedded into the reports and the leveraging of hashtags, which represents the majority of Twitter's public data. Our partner companies, as well as individual members, are able to purchase these reports.

Commissions in Other Gamified Use Cases

The games will involve token wagers by individuals and will be based on an individual's understanding of current events, and they all rely on the Sentigraph index. We will charge commissions on the positions and wagers placed by the participants.

Finally, Sentigraph will be hosted on the blockchain, providing our users with three main features:

1. It will feature in depth security through encryption.
2. It will eliminate the need for servers, lowering overhead.
3. Total transparency of all transactions within the Sentigraph ecosystem: All transactions are securely encrypted and recorded on the blockchain.

This means that all the information from every query will be recorded on the blockchain and capable of being recalled and studied to provide further historical context. Essentially, every use of Sentigraph makes it better for both companies and individuals.



Market Research and Analysis
Market research, Use case analysis and gathering, Idea tweaking, team building, algorithm, whitepaper v1 planning, landing page design
Q4 - 2017

Legal Structuring/ Team
Partnerships, Legal structuring, Scaling team, establishing token economy advisory board
Q2 - 2018

Sentigraph Index API Dev
Development of the SGI Miner API. (Anticipated)
Q4 - 2018

License and Launch
Obtaining binary options trading license for the EVP decentralized application, Launching SHR and development of the Hashtag Miner sub ecosystem. (Anticipated)
Q2 - 2019

Partnerships and Product Launch
Launching EVP, Establishing partnerships and ventures, seminars, Sentigraph University. (Anticipated)
Q4 - 2019

Q1 - 2018	**Q3 - 2018**	**Q1 - 2019**	**Q3 - 2019**

Product Research

Incorporation of company, ideation, planning of the Sentigraph Ecosystem, product research. White paper detailing of the Sentigraph

Raising Funds, Reg CF

Small Online Public Offering (OPO) with StartEngine.

SGI Patents

Filing patents for the SGI Miner system, Architecting, Planning and Development of the SHR. (Anticipated)

Dapp development

Launching Hashtag Miner game, planning and development of EVP. (Anticipated)

Meet Our Team



Tochi Eke-Okoro

Founder, Chief Executive Officer and Director

Tochi has been a software engineer for over a decade and has implemented various initiatives with United Bank for Africa (UBA), Capital One Financial, Buddy Media Inc., Buddy Media Inc (acquired by Salesforce), Viacom/MTV, and IBM where he worked from 2015 to 2018 before starting and working full time on Sentigraph Inc since inception in 2018 to present. While at IBM, Tochi was the User Interface Team Lead for the Unified Messaging Squad, where he implemented features that scaled product sales. He also received an achievement award by IBM's CEO, Ginni Rometty, for his innovation around Emotional Chatbots in Dec, 2017. Tochi Left IBM in June, 2018 to focus more on Sentigraph Inc., where he wants to leverage his skills in software engineering and problem solving to solving organizational issues related to customer reactions and behavior. Tochi developed the algorithm behind the Sentigraph Index (SGI), an index that the entire Sentigraph platform will rely on. He is also researching further use cases of the SGI and how it can be productive to our society at large. Tochi has a Bachelors Degree with Honors in Mathematics and Computer Science from the University of Port Harcourt, Nigeria. He is currently an MBA Candidate at the Prestigious Imperial College, London which completes in May, 2019. He is married to his lovely wife and they have three cute boys and they live in New Jersey, USA.










Ammad Paracha
Operations Manager

Ammad's career has been blessed with a rare opportunity of managing both projects and the operations that execute them. As a Vice President, PMO at Citi, he performed as liaison between IT, business and leadership and successfully defined project priority while determining resources within the Operational Risk Management division. From 2014 to present, he has been the Senior Program Management Executive at Santander Consumer USA, where he expertly develops vision and provides strategic directions of organization while effectively overseeing process, program, product, and project management operations enterprise-wide. This is his primary role. As Operations Manager of Sentigraph since inception in 2018 working full-time, Ammad oversees all operation efforts and business team members. With over 10 years of executive experience with some prestigious companies, he offers much appreciated leadership for the Sentigraph project. He has an MBA from Walden University with a focus on Leadership and has passion for up and coming technology. His hobbies include, sports, hunting, research, and the Dallas Cowboys. He puts his family first but balances his passions of learning and leadership in the forefront.





Dmitri Kotlyarevsky
Technical Lead

Dmitri is an experienced and seasoned software engineer. He developed the SGI Simulator, to simulate the actual behavior of Sentigraph Index. Prior to his association with Sentigraph Inc., he has been a technical leader at WebMD for the last 2.5 years and at Salesforce for about 2+ years, where he was in the core team coding Sapplets (Social Applets). This video game lover, is conversant with various programming paradigms, architectures, algorithms, and loves to code for fun. Outside software development, he does some devOps and game development.   He is married happily married to his pretty wife, and they have a gorgeous son.





Sajjad Khan
Business Analyst

Sajjad graduated from the University of Texas and Arlington, USA, with a B.Sc Hons in Computer Science (GPA 3.75). He then went to becoming a data analyst at Cadco Systems Inc., where he advised on database management strategies and best practices. He then proceeded to work for an Imaging company as a Product Developer. In a sincere quest to know more about products, businesses and entrepreneurship, Sajjad pursued and earned his MBA focusing on Entrepreneurial studies from the Southern Methodist University. Since then, he has taken Product Management roles at Texas Instrument, Captial One, and 7-Eleven, where he is the Director of digital product management & customer experiences loyalty.   At Sentigraph Inc, Sajjad brings his wealth of experience in Product management and plays unique role that enables him analyze use cases of the Sentigraph Index, co-preparing a manual that describes them.   Sajjad is based in Irving, TX USA.





Leon Rademacher
Web Developer & Designer

Next to studying computer science in Germany, he is a long time web designer and developer with experience in freelancing and working with companies. At Sentigraph he is working as a designer on things like the white paper. Besides working and studying, he enjoys good books and running.





Uzoma Osuagwu
Ecosystem Strategist

Uzoma Osuagwu is an ACCA affiliate (Association of Certified Chartered Accountants) and Internal/IT Auditor with specific expertise and background in professional accounting, Information technology, security risk, and compliance audit. He is also a blockchain enthusiast and has directly contributed to the logic behind services within the Sentigraph Ecosystem such as the Sentigraph Hashtag Reports Sub Ecosystem and the Emotion Volatility Prediction game. Uzoma has a Masters of Science degree in Information Systems from Pace University.





Jack Pardo
Social Media Administrator

Jack is a seasoned Risk Analyst within Loan Administration and has done this for almost a decade at Bank of America where he is now a Vice President, Controls Management - Senior Business Control Specialist. When Jack is not reviewing and testing regulatory requirements to ensure compliance, he is a blockchain enthusiasts. For Sentigraph Inc., Jack continues to do what he enjoys - engaging with Sentigraph's community, answering their many questions, and pointing them to the right resources. Jack is also a Team Leader.   Senior Risk Analyst within Loan Adminstration. Utilizing OCC, Reg AB and other various regulatory requirements, selected processes are reviewed and tested to ensure compliance with stated metrics. Tests are developed from ground level, requiring daily interaction with line of business executives and all supporting management teams. Interacts directly with Risk and Compliance executive management to deliver monthly and quarterly testing results, in addition to making recommendations to address high risk items not currently in scope. • Leverages skill sets in process improvement and risk mitigation to impact Business Control processes internally, in addition to all lines of businesses impacted by Business Control. • Received multiple awards and recognition for risk identification, process improvement, and leadership.





Christopher Eduardo
Marketing Manager & PR

Christopher is an all rounder. Having studied Computer Science at the prestigious Imperial College London, he decided to focus more on people than digital devices. An ardent crypto enthusiast, Chris's PR skills has seen him work with Celsius Network, a successful blockchain startup, where he was a Marketing Assistant. At Sentigraph Inc., Chris is trying to create an "addictive" brand that customers will be married to. He orchestrates the various PR methods deployed by Sentigraph.



Offering Summary

Maximum 107,000 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Minimum 10,000 shares of Common Stock ($10,000)

Company	Sentigraph, Inc
Corporate Address	1622 Park Street, Rahway, NJ 07065
Description of Business	Enabling decisions that are powered by actionable insights.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$1.00 / Share
Minimum Investment Amount (per investor)	$200

Perks*

- **Invest $1,000+** - You will be offered a free invitation to a demonstration of the MVP when it launches.
- **Invest $5,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Partner and entitled to a 2% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.
- **Invest $25,000+** - You will be offered a free invitation to a demonstration of the MVP **PLUS** You will be recognized by Sentigraph Inc. as a Fellow and entitled to a 5% discount on all uniquely prepared reports in the Reports Marketplace after the MVP launch for 1 year.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Sentigraph, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1 / share, you will receive 20 bonus shares, meaning you'll own 220 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company may allocate up to $25,000 raised from the offering for repaying loans made by the founder.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.



VIDEO TRANSCRIPT (Exhibit D)

Metcalfe's Law implies that the more people are engaged in a given network, more value is returned to the user. Unfortunately, there hasn't been a simple way of knowing how these networks of users feel about the various brands they engage with. Polling, survey and social listening applications are expensive, cumbersome, and require complicated analytics to gather insights. The Sentigraph Index (SGI), which depends on IBM Watson, is an algorithmic index that denotes the cumulative feeling or pulse of all users' reactions in the network. Via the Sentigraph Index API, a brand or an individual user can leverage SGI trends to make decisions that are powered by actionable insights. The Sentigraph platform will be a hub for developers to create applications that rely on the SGI, such as business applications, equity markets, futures, sports betting, national security, political consultancy, and video games, which will all be hosted on the platform's marketplace. EMOT tokens are used for querying the API, rewarding developers for achieved milestones, as well as other actors in the platform. Be part of our mission. Join Sentigraph.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.